EXHIBIT 99.1

The following document is a translation of an original document in Hebrew, which version represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Addendum and Amendment No. 3 to the Credit Agreement of
February 11, 2010

Made and entered into at Tel Aviv on the 5th day of November, 2013

BY AND BETWEEN:	The entities enumerated in Appendix B of the Credit Agreement (Appendix A-1 of this Addendum) in their capacity as lenders (hereinafter, the "Lenders")

  of the first part;

AND:	Bank Hapoalim Ltd.
in its capacity as Facility Agent
and in its capacity as Security Trustee
(hereinafter, "Bank Hapoalim")
  of the second part;

AND:	B. Communications (SP2) Ltd.
Private company number 51-440539-8
Located at 2 Dov Friedman Street, Ramat Gan, 5250301
(hereinafter, the "Company")

of the third part;

(each of the Lenders, Facility Agent, Security Trustee and the Company shall hereinafter be referred to as "Party" and jointly as "Parties")

WHEREAS
on February 11, 2010 the Company entered into the Credit Agreement with the Lenders, as amended on April 14, 2010 and also on May 14, 2012, and as shall be amended and/or replaced from time to time (hereinafter, the "Agreement" or the "Credit Agreement"), pursuant to which the Company was provided with credit in a total sum of NIS 4,600,000,000 (Four Billion Six Million New Israeli Shekels) (hereinafter, the "Credit") for the purpose of partially financing the acquisition of the "Purchased Shares" (as this term is defined in the Agreement) in "Bezeq" (as this term is defined in the Agreement) and of the expenses and additional amounts which the Company shall incur in connection with the acquisition of the "Purchased Shares"; and

WHEREAS
the Credit consisted of four types of Credit provided on the "Date of Provision of Credit" (as this term is defined in the Agreement), as follows: (a) "Credit A" – in a total amount of NIS 700,000,000 (Seven Hundred Million New Israeli Shekels); (b) "Credit B" – divided into "Credit B1" (variable interest) and "Credit B2" (fixed interest and index-linked) in a total amount of NIS 2,000,000,000 (Two Billion New Israeli Shekels); (c) "Credit C" – in a total amount of NIS 700,000,000 (Seven Hundred Million New Israeli Shekels); and (d) "Credit D" – divided into "Credit D1" (variable interest) and "Credit D2" (fixed interest and index-linked) in a total amount of NIS 1,200,000,000 (One Billion Two Hundred Million New Israeli Shekels); and

WHEREAS
immediately prior to the execution of this Addendum, the Company repaid the entire Credit A and the entire Credit C and also made payment on account of amounts of Credit B (principal and interest) and interest on Credit D (either according to the Amortization Schedule or by way of Early Repayment or by way of accelerating payments), all pursuant to the provisions of the Agreement, so that as of the date of execution of this Addendum, the balances of unpaid principal pursuant to the Agreement with respect to each of the types of Credit not fully paid (plus linkage) are as follows: Credit B1 – a total of NIS 632,316,832.46 (Six Hundred Thirty New Million Three Hundred Sixteen Thousand Eight Hundred Thirty Two New Israeli Shekels and Forty Six Agorot); Credit B2 – a total of NIS 565,152,538.63 (Five Hundred Sixty Five Million One Hundred Fifty Two Thousand and Five Hundred Thirty Eight New Israeli Shekels and Sixty Three Agorot); Credit D1 -  a total of NIS 800,000,000 (Eight Hundred Million New Israeli Shekels); Credit D2 -  a total of NIS 438,327,814 (Four Hundred Thirty Eight Million Three Hundred Twenty Seven Thousand and Eight Hundred Fourteen New Israeli Shekels); all as set forth in Appendix A-1 of this Addendum; and

WHEREAS
pursuant to the Credit Agreement, the Company granted the Lenders the "Options" (as the term "Option" is defined in the Agreement), pursuant to the distribution and conditions as set forth in the "Option Agreements" (as they are defined in the Agreement) which were fully realized by the Lenders; and

WHEREAS
following the exercise of the Options by the Lenders, as of the date of execution of this Addendum, the Company is required to pay the Lenders a total sum (principal plus linkage differentials) of NIS 79,325,818 (Seventy Nine Million Three Hundred Twenty Five Thousand and Eight Hundred Eighteen New Israeli Shekels) for the portion of the consideration for the Option which the Company has not repaid by to the Lenders, pursuant to the apportionment between the Lenders as set forth in Appendix A-2 of this Addendum; and

WHEREAS
pursuant to the provisions of the Agreement, the "Encumbered Deposit" (as defined in the Agreement) was deposited in the Company's Account and encumbered in favor of the Security Trustee for the Lenders in a sum of NIS 150,000,000 (One Hundred Fifty Million New Israeli Shekels); and in addition to the Encumbered Deposit amount, additional amounts in a total sum of NIS 858,518,301.04 (Eight Hundred Fifty Eight Million Five Hundred Eighteen Thousand and Three Hundred and One New Israeli Shekels and Four Agorot) accrued in the Company's account, inter alia in consequence of "Proceeds" (as defined in the Agreement) which were received from Bezeq, (hereinafter, the "Surplus Amounts"); and

WHEREAS
the Company approached the Lenders with a request to make various amendments to the Credit Agreement and the credit terms as set forth in this Addendum below and to provide the Options Credit as set forth hereinbelow and in reliance on the correctness of the Company's representations and warranties in the Credit Agreement and in this Addendum, as set forth below, and the fulfillment of all its undertakings as set forth in the Credit Agreement and in this Addendum, the Lenders accepted the Company's request, all subject and pursuant to the terms and conditions of the Credit Agreement and this Addendum;

Now therefore the Parties hereto agree as follows:

1.	General

1.1
The Preamble to this Addendum constitutes an integral part hereof. All the terms heretofore and hereinafter referred to in this Addendum shall have the meaning given to them in the Credit Agreement, unless explicitly stated otherwise.

1.2	For the avoidance of doubt, it is agreed that this Addendum constitutes part of the Credit Documents, as defined in Section 2 of the Credit Agreement.

1.3
In addition to any declaration and/or representation and/or warranty of the Company in the Credit Agreement and/or other "Credit Documents" (as this term is defined in the Agreement) and/or any agreement and/or other document delivered and/or to be delivered to the Lenders in connection with the Credit and/or in connection with the Collateral, and without prejudicing and/or derogating from any of the foregoing, the Company declares, confirms and undertakes to the Lenders and Officers as follows:

1.3.1	The Company was and continues to be in full and accurate compliance with all the provisions of the Credit Agreement;

1.3.2
All the representations of the Company set forth in the Credit Agreement (and relevant to the date of execution of this Agreement) remain in effect and are true and correct as of the date of execution of this Addendum;

1.3.3
(a) The Company obtained all the resolutions, consents, authorizations, permissions and approvals required under its incorporation documents and/or under the provisions of any law and/or the directive of any authority whatsoever and/or under the provisions of the Communications Law, Communications Order, the Control Permit and the Lien Permit in connection with this Addendum and/or in connection with the Credit Agreement, including in connection with the provision of the Options Credit, as defined below, including and without derogating from the generality of the foregoing, approval was obtained from the Ministry of Communications for interpretation in connection with the Lien Permit and this Addendum attached herewith as Appendix 1.3.3 of this Addendum; (b) There is no need to obtain any additional consents and/or approvals whatsoever in connection with this Addendum and/or in connection with the Credit Agreement and/or with respect to and in connection with the provision of the Options Credit; (c) all necessary measures and actions were taken at the Company for duly approving its entering into this Addendum inclusive of its Appendices; (d) any undertakings of the Company under, within and/or in connection with the Agreement and/or this Addendum and/or the Options Credit and/or the other Credit Documents are lawful, effective, valid, binding and enforceable against them, according to its terms and the terms of its Appendices; and (e) the Company is unaware of any event or circumstances, including in connection with the Control Permit and the Lien Permit, which are likely to prejudice and/or derogate from the rights of the Lenders under the Agreement;

1.3.4
No Event of Default occurred (without taking into account any waiting and/or cure periods, if any), there were no circumstances which constitute or shall constitute, upon the expiration of the cure period, or after the issuance of any notice or warning of an Event of Default (without taking into account the waiting and/or cure periods, if any) and also that to its best knowledge, no Event of Default took place (without taking into account the waiting and/or cure periods, if any) (1) in consequence of the execution of this Addendum and the actions to be performed hereunder; and (2) in the period of time immediately prior to the date of execution of this Addendum.

1.4
All the obligations and acts set forth in this Addendum shall be performed concomitantly and shall be interdependent on each other, with all obligations and acts being performed and/or implemented simultaneously and they shall be deemed to have taken place at the same time. None of the foregoing shall be considered valid and no document shall be deemed to have been delivered without all the remaining obligations having been satisfied, all the remaining actions having been performed and all the documents mentioned in this Addendum having been delivered.

2.	Early Repayment of Credit

2.1	Commencing on the date of execution of this Addendum, Section 17.2 shall be deleted and replaced by the following:

"The Early Repayment of the amount requested by the Company shall be effected at the end of the Interest Calculation Period ending immediately after 7 (seven) business days have passed, as set forth in Section 17.1 above, or earlier (including during the Interest Calculation Period) – provided that the Company delivered to the Lenders by means of the Agent - in writing, at least 14 days in advance, notice as stated in Section 17.1 above, and to the extent the Early Repayment requested is effected at an earlier period than the end of the Interest Calculation Period, the Company shall pay the Lenders additional commissions with respect to Early Repayment and any additional amounts whatsoever, all as shall be determined by the Lenders by means of the Facility Agent, in addition to any other amount which must be paid according to the provisions of the Agreement with respect to Early Repayment.

The Early Repayment amount requested shall include payment of interest accrued and outstanding as of the Early Repayment date with respect to the entire unpaid Credit Principal Balance being paid (and not just with respect to the Early Repayment amount) and any other amount which must be paid under the provisions of this section and the other provisions of the Agreement with respect to Early Repayment."

2.2
Commencing on the date of execution of this Addendum, Section 17.3 shall be amended so that the words "a total of NIS 30,000,000 (Thirty Million New Israeli Shekels)" shall be deleted and shall be replaced by the words: "a total of NIS 10,000,000 (Ten Million New Israeli Shekels").

2.3	Commencing on the date of execution of this Addendum, Section 20 of the Credit Agreement shall be amended in the following manner:

2.3.1
In Section 20.2, the paragraph commencing with the words: "Notwithstanding the foregoing, in the event of Early Repayment" and ending at the end of the section, shall be deleted. For the avoidance of doubt, it is clarified that the addition to Section 20.2 as added in Section 4 of the Addendum and Amendment to the Credit Agreement of April 14, 2010 shall also be deleted.

2.3.2	After Section 20.2 shall be added the following two sub-sections:

"20.3
Notwithstanding the provisions of Sections 20.1 and 20.2 above, in the event of Early Repayment under the provisions of Sections 16 and 17 above, the amounts repaid upon Early Repayment shall be applied in the following order:

A.	First, to repayment of any payments and/or amounts as stated in Sections 20.1.1 to 20.1.6 (inclusive) above;

B.	Second, to supplement the Encumbered Deposit (to a total of NIS 150,000,000) pursuant and subject to the provisions of Section 16.1A above, if necessary;

C.	Third:

(1)
Half (50%) of the remaining amounts after the aforementioned supplementation of the Encumbered Deposit shall be applied to repayment of the Credit B principal (pro rata between the Credit B1 principal and the Credit B2 principal), in the following manner:

The Early Repayment as stated in this subsection C.(1) above, on account of the principal component in the future payments of Credit B1 shall be pro rata, such that each of the Credit B1 principal components of the future payments shall be repaid from the Early Repayment amount pro rata to the portion of such component out of the Credit principal in the total Credit B1 principal components in the future payments not yet repaid on the Early Payment Date.

Thus, in such manner, the Early Repayment as stated in this subsection C.(1) above, on account of the principal component in the future payments of Credit B2 shall be performed pro-rata, such that each of the Credit B2 principal components in the future payments shall be repaid from the Early Repayment amount pro rata to the portion of the Credit principal component out of the total Credit B2 principal components of the future payments not yet repaid on the Early Repayment date.

(hereinafter, the "Repayment Arrangements for the Credit B Principal")

(2)
The second half (50%) of the remaining amounts after the aforementioned supplementation of the Encumbered Deposit shall be applied (1) to repayment of the Credit D principal (pro rata between the Credit D1 principal and the Credit D2 principal) and also (2) to repayment of the Options Credit principal (first to repayment of the Options 1 Loan principal and only after payment of the entire Options 1 loan principal to repayment of the Options 2 Loan principal), pro rata to the total Credit D principal balance and the total "Options Credit" Principal Balance, as this term is defined in Section 3.2 of the Addendum and Amendment No. 3 dated November 5, 2013 of this Agreement.

20.4
Notwithstanding the provisions of Sections 20.1 and 20.2 above, in the event of immediate repayment under the terms of this Agreement, the amounts to be immediately repaid hall be applied in the following order:

A.	First, to repay all payments and/or amounts as stated in Sections 20.1.1 to 20.1.6 (inclusive) above;

B.
Second, half (50%) of the remaining amounts shall be applied to repayment of the Credit B principal (pro rata between the Credit B1 principal and the Credit B2 principal) and the second half (50%) shall be applied (1) to repayment of the Credit D principal (pro rata between the Credit D1 principal and the Credit D2 principal) and then (2) to repayment of the Options Credit principal (pro rata between the Options 1 Loan principal and the Options 2 Loan principal), pro rata to the ratio of the total Credit D principal balance to the total Options Credit principal balance."

2.4
For the avoidance of doubt, it is clarified that: (a) the provisions of Section 17.4 of the Credit Agreement shall apply with respect to Early Repayment as stated in Section 20.3 as amended above, and the Company's account shall be charged the Early Repayment commission pursuant to the provisions of Section 17.4 above; and (b) that in the event of Early Repayment in the circumstances described in Sections 32.4 and 33.4.2 of the Credit Agreement, the provisions of Section 20.4 as amended above shall apply.

2.5
Notwithstanding the provisions of Section 2.3 above, in Sections 17.1, 17.2 and 20.2 of the Credit Agreement and in all the other provisions of the Credit Agreement and this Addendum, on November 10, 2013 the Company shall perform a special Early Repayment from the Surplus Amounts on account of the Credit principal in a total amount of NIS 400,000,000 (Four Hundred Million New Israeli Shekels) (hereinafter, the "Special Early Repayment" and the "Special Early Repayment Amount", respectively).

(a) The sum of NIS 300,000,000 (Three Hundred Million New Israeli Shekels) from the Special Early Repayment Amount shall be applied towards early repayment of the amounts on account of the B1Credit principal; and also (b) the balance in the amount of NIS 100,000,000 (One Hundred Million New Israeli Shekels) shall be applied in effecting Early Repayment on account of the amounts of the D1 Credit principal.

2.6
The Special Early Repayment Amount shall be applied towards the Distribution, set forth in Section 2.5 above: (a) for payment on account of the principal component in the future payments of the B1 Credit, pro rata, such that each of the components of the credit principal in the future payments (with a separate calculation between the types of credit) shall be repaid as stated, pro rata to the portion of such Credit principal component out of the total Credit principal components in the future payments not yet paid on the date of execution of this Addendum; and also (b) to repayment on account of the principal in the future payment of the D1 Credit principal.

For the avoidance of doubt, it is clarified that upon the aforementioned Special Early Repayment, the Company shall pay the Lenders, in addition to the Special Early Repayment Amount, additional amounts which shall be applied:

2.6.1	To repayment of all of the interest accrued and not yet paid as of the Early Repayment Date with respect to the B1 Credit as stated in Section 2.5 above.

2.6.2	To repayment of all of the interest accrued and not yet paid as of the Early Repayment Date with respect to the D1 Credit as stated in Section 2.5 above.

2.6.3
To repayment of the balance of interest accrued and not yet paid as of the Special Early Repayment Date with respect to the entire unpaid balance of the Credit principal (linked, according to the provisions of the Credit Agreement) (and not simply with respect to the Special Early Repayment Amount) plus any other amount accrued, pursuant to the provisions of the Agreement with respect to the outstanding and Special Early Repayment.

For the purpose of performing the foregoing, the Company hereby grants the Lenders (by means of the Agent) an irrevocable instruction and authorization to charge the Company's Account, on the date of execution of this Addendum, the Special Early Repayment Amount, as stated above in this Section 2.

3.	Loans for Repayment of Debt for Options

3.1
Following the exercise of the Options which the Company granted the Lenders pursuant to the Credit Agreement and for the balance of the consideration for the Option which the Company has not yet paid the Lenders, the Company remains with a debt to the Lenders in a total amount of 79,325,818 NIS (Seventy Nine Million Three Hundred Twenty Five Thousand and Eight Hundred Eighteen New Israeli Shekels) as of the date of execution of this Addendum (hereinafter, the "Debt for the Options"), pursuant to the apportionment between the Lenders as set forth in Appendix A-2 of this Addendum.

3.2
Notwithstanding the provisions of Sections 7 and 16.5 of the Credit Agreement and at the request of the Company, the Lenders agreed to provide the Company, on the date of execution of this Addendum, with a loan in the amount of the Debt for the Options which shall be applied solely towards repayment of the Debt for the Options. To this end, the Lenders shall provide, in the apportionment between them as set forth in Appendix A-2 of this document of Amendment and Addendum, a new loan, as follows:

3.2.1
A Loan in an aggregate amount of 39,662,909 NIS (Thirty Nine Million Six Hundred Sixty Two Thousand and Nine Hundred and Nine New Israeli Shekels), which shall bear variable interest composed of interest at an annual Prime rate, plus a risk increment of 1.93% (One Decimal Ninety Three Percent). As of the date of preparing this Addendum, the interest is at a rate of 4.43% (Four Decimal Four Three Percent) per annum and constitutes adjusted interest at the rate of 4.479% (Four Decimal Four Seven Nine Percent) per annum. The remaining terms of this Loan, including the repayment dates of the principal and interest, Amortization Schedule and so forth shall correspond to the terms of the D1 Credit (hereinafter, the "Options 1 Loan");

The aforementioned interest shall be calculated on the unpaid balance of the Options 1 Loan principal, as it shall be from time to time, commencing at the beginning of each interest calculation period until its end, at the interest rate determined in this Section 3.2.1 above, and shall be updated at any time there is any change in the Prime interest, pursuant to the updated Prime interest;

3.2.2
A Loan in an aggregate amount of 39,662,909 NIS (Thirty Nine Million Six Hundred Sixty Two Thousand and Nine Hundred and Nine New Israeli Shekels), which shall bear fixed index-linked interest, at a rate of 3.60% (Five Decimal Four Percent) per annum, constituting adjusted interest at a rate of 3.632% per annum. The remaining terms of this Loan, including the repayment dates of the principal and interest, Amortization Schedule and so forth shall correspond to the terms of the D2 Credit (hereinafter, "Options 2 Loan");

(Options 1 Loan and Options 2 Loan shall hereinafter be jointly referred to as the "Options Credit").

The Amortization Schedule for the Options Credit shall be incorporated within and form part of the Amortization Schedule to be sent to the Company by the Lenders (by means of the Agent) after the execution of this document of Amendment and Addendum, as stated in Section 9 below.

3.3
All the provisions of the Credit Documents (including this Addendum) referring to the D1 Credit and the D2 Credit shall apply to the Options 1 Credit and the Options 2 Loan respectively, mutatis mutandis. Without derogating from the foregoing and for the avoidance of doubt, it is clarified as follows:

3.3.1
The Options Credit shall be included within the definition of "Credit" or "Loans" and also within the definition of "Credit Amounts" in Section 2 of the Credit Agreement and its amount shall be supplemented according to the Credit Amount determined therein, and all the provisions of the Agreement and the other Credit Documents applying to the Loans provided within the scope of the Agreement shall apply to it, including, inter alia, with respect to calculation of the balances of the Credit principal and calculation of the portion of each Lender in the total Credit principal;

3.3.2
As stated in Section 9.4.2 of the Credit Agreement, the Interest Calculation Period with respect to the Options Credit shall be six months. It is clarified that the first and/or last Interest Calculation Period are likely to be shorter or longer, all as set forth in the Amortization Schedule, where the first interest calculation period shall end on November 30, 2013;

3.3.3	Calculation of interest with respect to the Options Credit shall be as stated in Section 9.5.2 of the Credit Agreement;

3.3.4	The base index with respect to the Options 2 Credit shall be the index for the month of September 2013 which was published on October 15, 2013;

3.3.5
Notwithstanding the provisions of Section 20 of the Credit Agreement, any amount applied under the Agreement to repayment of the D Credit shall be applied from the date of execution of this Addendum, both towards repayment of the D Credit and towards repayment of the Options Credit, pro rata between them such that each of the aforementioned types of Credit (i.e. D Credit and Options Credit) shall be repaid from the repayment amount pro rata to the portion of the same type from the total unpaid balance of D Credit and Options Credit on the aforesaid repayment date.

3.3.6
For the avoidance of doubt, it is clarified that if the Company delays payment of the Options Credit or payment of any amount in connection with the Options Credit, and such breach is not remedied within 14 (fourteen) days, this shall be regarded as an Event of Default. For such purpose, the end part of Section 24.11 of the Agreement from the words: "It is hereby clarified that failure to pay the Consideration for the Option" until the end of the section, shall be deleted.

4.	Interest and Commissions

4.1
Notwithstanding that stated in the definitions of "Credit B Margin" and "Credit D Margin" in Section 2 of the Credit Agreement, as of November 10, 2013, the interest on Credit B and on Credit D shall be amended such that as of November 10, 2013, the interest on the Credit shall be as follows:

4.1.1
Credit B1 shall bear variable interest composed of interest at an annual Prime rate plus a risk increment at the rate of 1.98% (One Decimal Nine Eight Percent). As of the date of this Addendum, the interest is at a rate of 4.48% (Four Decimal Four Eight Percent) per annum (constituting the rate of interest which applies to the Credit B1 principal immediately prior to the date of execution of this Addendum, plus 0.4% per annum) and constitutes adjusted interest at a rate of 4.53% (Four Decimal Five Three Percent) per annum.

Such interest shall be calculated on the unpaid balance of the Credit B1 principal, as it may be from time to time, as of the commencement of each interest calculation period until its end, at the interest rate determined in this Section 4.1.1 above and shall be updated at any time there is any change in Prime interest, according to the updated rate of Prime interest.

4.1.2
Credit B2 shall bear fixed index-linked interest at a rate of 4.75% (Four Decimal Seven Five Percent) per annum (constituting the interest rate applying to the Credit B2 principal immediately prior to the date of execution of this Addendum, plus 0.4% per annum), constituting adjusted interest at a rate of [4.806% (Four Decimal Eight Zero Six Percent) per annum.

4.1.3
Credit D1 shall bear variable interest composed of interest at an annual Prime rate, plus a risk increment at a rate of 2.15% (Two Decimal One Five Percent). As of the date of this Addendum, the interest is at a rate of 4.65% (Four Decimal Six Five Percent) per annum (constituting the interest rate which applies to the D1 Credit Principal immediately prior to the date of execution of this Addendum, plus 0.4% per annum) and constitutes adjusted interest at a rate of 4.704% (Four Decimal Seven Zero Four Percent) per annum.

Such interest shall be calculated on the unpaid balance of the Credit D1 principal, as it shall be from time to time as of the commencement of the interest period until its end, at the interest rate determined in this Section 4.1.3 above and shall be updated any time there is any change in the Prime interest, according to the updated rate of Prime interest.

4.1.4
Credit D2 shall bear fixed index-linked interest at a rate of 5.80% (Five Decimal Eight Percent) per annum (constituting the interest rate applying to the Credit D2 principal immediately prior to the date of execution of this Addendum, plus 0.4% per annum), constituting adjusted interest at a rate of 5.884% (Five Decimal Eight Eight Four percent) per annum.

4.1.5	The Options Credit shall bear the interest as stated in Section 3.2 above.

4.2
The Company shall pay the Lenders a one-time commission of NIS 1,500,000 (One Million Five Hundred Thousand New Israeli Shekels) for handling the request for amendment of the Credit Agreement. The Company shall also pay Bank Hapoalim, in its capacity as Agent, a one-time commission for the organization and administration of the process of amending the Credit Agreement and for obtaining the Lenders' consent to the request to amend the Credit Agreement, all as set forth in the commissions letters to be executed concurrently with the execution of this Addendum by the Company.

4.3	Payment of any of the commissions set forth above shall be deemed final and absolute and shall not be returned to the Company for any reason whatsoever.

4.4
Upon the execution of this Addendum, the Company gives the Lenders (by means of the Agent) irrevocable instructions to charge the Company's account for the commission amounts stated above in this Section 4.

5.	Financial Relationship

Section 21.15.4 of the Agreement shall be amended as of the date of execution of this Addendum, such that the table in this section shall be deleted and shall be replaced by the following new table:

During the reporting period from January 1, 2015 and henceforth	During the reporting period to December 31, 2014	During the reporting period to June 30, 2014	During the reporting period to December 31, 2013	During the reporting period to December 31, 2010
3	3.5	3.75	4	4.5

6.	One-Time Withdrawal of Funds

Notwithstanding the provisions of Section 16 of the Credit Agreement and all other provisions of the Credit Agreement and this Addendum, on November 10, 2013, the Company shall be entitled to withdraw from the Company's Account on a one-time basis, amounts deposited in the Company's Account in consequence of cash Proceeds received,  in a sum of NIS 150,000,000 (One Hundred Fifty Million New Israeli Shekels), as well as an additional one-time amount of NIS 97,500,000 (Ninety Seven Million Five Hundred Thousand New Israeli Shekels), which represents approximately 75% of the Surplus Amounts deposited in the Company's Account in consequence of such Proceeds.

For the avoidance of doubt, it is clarified that even after the withdrawal of the aforesaid amounts, the balance required for the purpose of the Encumbered Deposit shall remain in the Account.

7.	The Company's Future Proceeds From Bezeq

7.1	As of the date of execution of this Addendum, Sections 16.2 to 16.5 of the Credit Agreement shall be deleted completely and shall be replaced by the following Sections 16.2 to 16.8:

"16.2
In the event that Proceeds are received by the Company for the Encumbered Shares, the Proceeds shall be deposited in the Company's Account only and shall be applied towards early repayment on account of the Credit Amounts pursuant and subject to the instructions and order of priorities determined in Section 20.3 below.

16.3
Notwithstanding the provisions of Section 16.2 above, after the deposit of certain Proceeds in the Company's Account and up to 14 days after the date of deposit of such Proceeds in the Account (hereinafter, the "Final Date for Delivery of a Request")  the Company may furnish the Lenders (by means of the Agent) with a request for withdrawal of funds from the Company (hereinafter, "Request for Withdrawal of Funds") and/or a request for continued deposit of the Proceeds in the Account (hereinafter, the "Request for Continued Deposit of Proceeds"). A Request for Withdrawal of Funds shall contain the following details:

16.3.1	Details of the Surplus Amount with respect to the relevant payment date according to the Amortization Schedule.

The "Surplus Amount" means the difference between a certain amount of proceeds deposited in the Company's Account and the repayment amount (principal and interest and additional payments, if any) on account of the Credit on the first repayment date according to the Amortization Schedule after the Final Date for Delivery of the Request (heretofore and hereinafter, the "Relevant Repayment Date").

16.3.2
Details of the amount requested for payment by the Company from the Surplus Amount, as Management Fees and/or expenses which the Company may pay pursuant to the provisions of Section 21.1(b)(ii) and (iii) below (hereinafter, the "Management Fees and Expenses").

16.3.3	Details of the Remainder Amount for Deposit, as defined below, to the extent a Request for Continued Deposit of Proceeds was submitted.

16.3.4	Details of the amount which the Company is requesting to withdraw from the Surplus Amount after payment of the Management Fees and Expenses (hereinafter, the "Withdrawal Amount").

(The Management Fees and expenses and the Withdrawal Amount shall hereinafter be referred to jointly as the "Total Withdrawal Amount").

A Request for Continued Deposit of Proceeds shall include the following details:

16.3.1	Details of the Surplus Amount (as defined above) with respect to the Relevant Payment Date according to the Amortization Schedule.

16.3.2	Details of the amount requested for payment of Management Fees and Expenses (as defined above).

16.3.3	Details of the Withdrawal Amount (as defined above) to the extent a Request for Withdrawal of Funds was submitted.

16.3.4
Details of the amount from the proceeds which the Company wishes to continue to deposit in the Account from the Surplus Amount, after payment of Management Fees and Expenses and after withdrawal of the Withdrawal Amount, to the extent a Request for Withdrawal of Funds was submitted (hereinafter, the "Remainder Amount for Deposit").

16.4
In the event that the Company has submitted a Request for Withdrawal of Funds, as stated in Section 16.3 above, the Lenders (by means of the Agent) shall examine whether the conditions set forth in Section 16.5 below have been satisfied for withdrawal of funds from the Proceeds to the Company, within 7 (seven) business days of the date of receipt of the Request for Withdrawal of Funds by the Agent.

For the avoidance of doubt, it is clarified that if a Request for Withdrawal of Funds was not submitted to the Lenders (by means of the Agent) and/or a Request for Continued Deposit of Proceeds was not submitted to the Lenders (by means of the Agent) for the entire Surplus Amount by the Final Date for Delivery of the Request, the entire Proceeds (or a portion thereof, as applicable, in a lower amount with respect to which no Request for Continued Deposit of Proceeds was submitted) shall be applied for early repayment as stated in Section 16.2 above, no later than 7 (seven) business days after the first repayment date under the Amortization Schedule after the deposit of the Proceeds in the Account, and the Company hereby gives the Lenders  (by means of the Agent) irrevocable instructions and authorization to charge the Company's Account with the entire amount of Proceeds to make such Early Repayment.

For the avoidance of doubt, it is further clarified that the Remainder Amount for Deposit shall remain deposited in the Account and shall continue to be encumbered in favor of the Lenders to secure the Credit, until full and accurate repayment of all the Credit or until it is applied towards repayment of the Credit, exclusively by way of Early Repayment pursuant to the terms of the Agreement, and the Company shall not be permitted to file a Request for Withdrawal of Funds with respect to the Proceeds or any part thereof which constitute a Remainder Amount for Deposit (however, as stated above, it may apply the funds towards Early Repayment only, in accordance with the terms of the Agreement).

16.5
The (cumulative) terms for withdrawal of funds from the Proceeds to the Company and their not being applied towards Early Repayment on account of the Credit Amounts pursuant to the provisions of Section 16.2 above, are as follows:

16.5.1	As of the Relevant Repayment Date, the Company is in compliance with all its undertakings under the Credit Agreement (including this Addendum) and the other Credit Documents; and

16.5.2
As of the Relevant Repayment Date, no Event of Default has occurred (without taking into account the waiting and/or cure periods, if any) and no such Event of Default occurred in consequence of the requested Withdrawal of Funds; and

16.5.3
The Company repaid up to the Relevant Repayment Date and shall repay on the Relevant Repayment Date in full all the payments of principal and payments of interest it was charged up to such date, and the linkage differentials on account thereof, if any, with respect to the Credit; and

16.5.4
The entire Encumbered Deposit amount (i.e. an amount of at least NIS 150,000,000 (One Hundred Fifty Million New Israeli Shekels) was deposited in the Company's Account as of the Relevant Repayment Date; and

16.5.5
With respect to the Withdrawal of Funds only - the Total Debt to EBITDA Ratio as of the Relevant Repayment Date, which takes into account the distribution of the total withdrawal amount to the Company is not greater than –

During the reporting period from January 1, 2015 and henceforth	During the reporting period to December 31, 2014	During the reporting period to June 31, 2014
3	3.49	3.55

16.6
If all the conditions for withdrawal of funds from the Proceeds to the Company, as stated in Section 16.5 above, have been fully and cumulatively satisfied on the Relevant Repayment Date, the Company may (for the avoidance of doubt, subject to repayment of all amounts which it is required to repay the Lenders on such repayment date pursuant to the Amortization Schedule) withdraw from the Company's Account, at its request, on the Relevant Repayment Date, the amounts as set forth below:

16.6.1
If the Total Debt to EBITDA Ratio as of the Relevant Repayment Date under the Amortization Schedule, which takes into account the distribution of the Total Withdrawal Amount to the Company, is between 3.55 (inclusive) and 3.35 (inclusive), then the Lenders (by means of the Agent) shall authorize the Company to withdraw the Withdrawal Amount at a maximum rate of 50% of the Surplus Amount, less Management Fees and expenses (to the extent they were not already withdrawn during the same year).

16.6.2
If the Total Debt to EBITDA Ratio as of the Relevant Payment Date under the Amortization Schedule, which takes into account the distribution of the Total Withdrawal Amount to the Company, is less than 3.35, then the Lenders (by means of the Agent) shall authorize the Company to withdraw the Withdrawal Amount at a maximum rate of 75% of the Surplus Amount, less Management Fees and expenses (to the extent they were not already withdrawn during the same year).

16.7
The balance of the Proceeds remaining in the Company's Account (i.e. after repayment of the current liabilities on the Relevant Repayment Date, payment of Management Fees and expenses and withdrawal of the Withdrawal Amount which the Company may withdraw pursuant to Section 16.6 above, to the extent they were paid and/or withdrawn) shall be applied to one or more of the following: (a) the continued deposit of the Proceeds according to the provisions of Sections 16.3 and 16.4 above; and/or (b) Early Repayment on account of the Credit Amounts as stated in Section 16.2 above, no later than 7 (seven) business days after the first Repayment Date according to the Amortization Schedule after the deposit of the proceeds in the Account. With respect to any Early Repayment, the Company hereby gives the Lenders (by means of the Agent) irrevocable instructions and authorization to charge the Company's Account the aforesaid amount for the performance of such Early Repayment, including repayment of the commissions and expenses within the scope of the Early Repayment, as agreed in the Credit Agreement.

For the avoidance of doubt, it is clarified that any amount of the Proceeds whose withdrawal was requested, but was not permitted in light of the provisions of Sections 16.5 and/or 16.6 above, shall be applied to the continued deposit of the Proceeds under the provisions of Sections 16.3 and 16.4 above, to the extent the Company filed a Request for Continued Deposit of Proceeds and/or Early Repayment on account of the Credit Amounts on the Relevant Repayment Date, as stated in Section 16.2 above.

16.8
Notwithstanding the provisions of Section 16.7 above and subject to the provisions of Section 21.1 below, the Company may leave in the Company's Account after the Relevant Repayment Date a balance in the sum of up to NIS 10,000,000 (Ten Million New Israeli Shekels) for the Company's ongoing uses pursuant to the provisions of this Agreement."

7.2
For the avoidance of doubt, it is clarified that the definition of the term "Proceeds" in Section 2 of the Credit Agreement includes both Special Proceeds and Ordinary Proceeds and, as of the execution of this Addendum, there shall be no distinction between Special Proceeds, Ordinary Proceeds and any other Proceeds, for all intents and purposes, except as explicitly provided in this Addendum, and they shall all be included within the definition of "Proceeds" in the Agreement.

8.	Amortization Schedules

The details and dates of payment of the Credit principal and Credit interest pursuant to the provisions of the Credit Agreement and this Addendum as stated above shall be included in the updated Amortization Schedules for these Loans after the Special Early Repayment Date and provision of the Options Credit, as shall be sent to the Company by the Lenders (by means of the Agent) up to seven business days after the execution of this Addendum, and they shall update the existing Amortization Schedules under the Agreement.

9.	Preservation of Rights

9.1
Unless explicitly determined otherwise in this Addendum, the conditions and undertakings set forth in this Addendum do not derogate and/or prejudice and/or amend any other undertaking of the Company vis-à-vis the Lenders and/or the validity of any Collateral whatsoever provided in favor of the Security Trustee for the Lenders under and by virtue of the Credit Agreement and/or other Credit Documents and/or any other document or agreement delivered and/or to be delivered to the Lenders or any Officer in connection with the Credit, and they shall continue to remain in full force and effect, including all the provisions concerning the Lenders' rights to demand the immediate repayment of the Credit.

9.2
This Addendum, unless expressly stated herein otherwise, is in addition to and does not derogate and/or amend and/or prejudice the provisions of the Credit Agreement, and except as set forth explicitly in this Addendum, all the Lenders' rights under the Credit Agreement and under the provisions of any law, are absolutely reserved. For the avoidance of doubt, it is clarified that, except as explicitly stated in this Addendum, the provisions of the Credit Documents shall at all times remain unchanged and in full force and effect.

9.3	This Addendum may be signed by the Parties to it in one copy or in several separate copies by any of the Parties, which shall jointly constitute one document.

[Signature page is overleaf]

Bank Hapoalim Ltd. (in its capacity as Facility Agent and in its capacity as Security Trustee)	B. Communications (SP2) Ltd.
Israel Discount Bank Ltd. (as Lender)	Bank Hapoalim Ltd. (as Lender)
Mizrahi Tehafot Bank Ltd. (as Lender)	HSBC Bank PLC (as Lender)
First International Bank of Israel Ltd. (as Lender)	Union Bank of Israel Ltd. (as Lender)
Central Pension Fund of the Histadrut Workers Ltd. (under special management) (as Lender)	Bank Leumi le-Israel B.M. (as Lender)
Makefet Fund Pension and Provident Center A.S. Ltd. (under special management) – funds for other purpose (as Lender)	Makefet Fund Pension and Provident Center A.S. Ltd. (under special management) – Pension Fund (as Lender)
Makefet Fund Pension and Provident Center A.S. Ltd. (under special management) – provident fund for sickness and accidents (as Lender)	Mivtachim The Workers Social Insurance Fund Ltd. (under special management) – Pension Fund (as Lender)
"Egged" Members' Pension Fund Ltd. (under special management) – pension track (as Lender)	Hadassah Employees Pension Fund Ltd. (under special management) (as Lender)
"Egged" Members' Pension Fund Ltd. (under special management) –complete pension funds (as Lender)

Certification of Company's Attorney

I, the undersigned ______________, Adv., who serves as the legal counsel for B. Communications (SP2) Ltd. (hereinafter, the "Company"), hereby certify that all the necessary resolutions have been adopted by the authorized organs of the Company, for the purpose of the Company's execution of this document of Amendment and Addendum, and that this document of Amendment and Addendum was duly executed by the Company, in accordance with its updated incorporation documents and by means of the parties authorized to bind it, and its signature on this document of Amendment and Addendum obligates the Company for all intents and purposes under this document of Amendment and Addendum.

Date	Attorney signature and stamp